FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

January 10, 2005

Item Three - News Release

The attached press release was issued in Vancouver, British Columbia on January 10, 2005 via CCN Matthews.

Item Four - Summary of Material Change

On January 10, 2005 NovaGold Resources Inc. (AMEX, TSX: NG) announced that a significant new Inferred Category gold, silver and copper resource has been defined on the Copper Canyon property located 5 kilometers east of the main Central zone deposit at the Galore Creek Project in Northwestern British Columbia.

Item Five - Full Description of Material Change

On January 10, 2005 NovaGold Resources Inc. (AMEX, TSX: NG) announced that a significant new Inferred Category gold, silver and copper resource has been defined on the Copper Canyon property located 5 kilometers east of the main Central zone deposit at the Galore Creek Project in Northwestern British Columbia.

This new resource substantially expands the previously reported resources for Galore Creek. The Copper Canyon deposit remains open to expansion in all directions and at depth and further definition and expansion drilling is planned in 2005.

The independent resource estimate at Copper Canyon is the first of three new target area resource estimates currently in progress for the Galore Creek project. Initial resource estimates for the Junction and West Fork deposits, and an update on the main Central/Southwest deposit are anticipated to be completed during the remainder of the quarter.

2004 Drilling Defines New Gold, Silver and Copper Resource at Copper Canyon

A significant new Inferred Category resource estimate completed by independent engineering firm, Hatch Ltd. of Vancouver, B.C., Canada, shows that the Copper Canyon target at the Galore Creek project in Northwestern British Columbia contains over 2.86 million ounces of gold, 37.9 million ounces of silver and 1.16 billion pounds of copper at a 0.35% copper equivalent cut-off grade (CuEq)(1) (See Table 1 below). Copper Equivalent grades are based both on long-term average metal prices and estimated recoveries based on extensive metallurgical data from the adjacent Galore Creek Central/SW deposit. The estimate utilized a geologic model developed from the previously announced drilling at Copper Canyon during 2004 by NovaGold and historic results which had encountered significant widths of gold, silver and copper mineralization. A table entitled “Copper Canyon Target – Inferred Resource” was included in the release.

NovaGold may acquire up to an 80% interest in the Copper Canyon property under an option from Eagle Plains Resources (TSX-V: EPL). The property directly adjoins the main Galore Creek property and NovaGold is exploring Copper Canyon as part of its overall Galore Creek project.

The results from the 2004 drilling at Copper Canyon, combined with the earlier results, have defined a broad area of precious metal rich mineralization at least 700 meters by 400 meters which is open to expansion in all directions and at depth. The mineralization begins at surface continuing to as much as 300 meters depth and occurs as a roughly 100+ meter thick zone of disseminated chalcopyrite and pyrite hosted within an intrusive porphyry complex.

The new resource estimate was based on a three-dimensional geologic and mineralization model that integrates 6,850 meters (22,500 feet) of drilling in 21 core holes with a total of 4,749 assays. Grades for the block model were estimated using ordinary kriging procedures. Mineralization was composited on 6 meter intervals with high-grade samples capped based on lognormal probability plots. Due to the relatively widespread spacing of the drilling at Copper Canyon all resources in this estimate were classified as Inferred.

The drill program and sampling protocol were completed with oversight by qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by Hatch Ltd. The independent resource estimation by Hatch Ltd. was under the direction and oversight of qualified persons Gary Giroux and Robert Morris, Hatch Ltd., Vancouver, B.C., Canada. A detailed 43-101 compliant technical report will be completed on the resource estimate within 30 days.

New Target Resources Support Expansion of Galore Creek Preliminary Economic Assessment Base Case

The new inferred resource estimate for the Copper Canyon deposit is the first of three new target area resources underway for the Galore Creek project and demonstrates the continued potential to expand the known resources at Galore Creek. The Preliminary Economic Assessment completed in August, 2004 by independent engineering firm Hatch Ltd., did not include any mineralization from Copper Canyon, West Fork, or Junction target areas, all of which are anticipated to contain significant additional resources based on 2004 drill results. In addition to this new resource at the Copper Canyon target new resource estimates from the Junction, West Fork and main Central/Southwest deposits are anticipated to be completed during the remainder of the first quarter.

The definition of these new resources at Galore Creek are significant in that they support the expansion of the project parameters beyond the base case presented in the August 2004 Preliminary Economic Assessment study. The base case in that study showed that at a production level of 30,000 tonnes per day or 11 million tonnes per year, the Galore Creek project has the potential in the first 5 years of production to average 270,000 ounces gold, 1.8 million ounces silver and 200 million lbs copper annually at an average total co-product cash cost of $125/oz for gold and $0.49/lb copper which is in the lower quartile of producer costs. Based on the criteria presented in the study, each additional year of higher-grade throughput averaging 1 g/t gold and 1% copper adds US$175 million in annual operating cash flow using long term metal prices of $375/oz gold, $5.50/oz Silver and $0.90/lb copper increasing to over US$250 million in annual cash flow at recent prices of $425/oz gold, $6.50/oz silver and $1.35/lb copper. The company is very encouraged with results to date from Galore Creek and believe that continued work in 2005 will positively impact the rate of return for the project.

2005 Galore Creek Exploration and Development Program

Planning is currently underway for an expanded exploration and development program at Galore Creek in 2005. The exploration program is targeted to begin late-May continuing through fall with an increase to 8 core drills on site and a minimum of 50,000 meters (165,000 feet) of drilling in preparation for a Feasibility Study in 2006.

As part of the current work on the project, Hatch Ltd. has been retained to complete a Pre-Feasibility level study on Galore Creek that integrates the new resources from West Fork, Junction, Copper Canyon along with an updated main Central/Southwest deposit resource. The study will look at increased yearly production levels for the project and will refine estimates for capital and operating costs, as well as look in more detail at site layout, metallurgy, resource optimization scheduling, and development timelines. The results of this work will be available in the second half of 2005 and will guide the Feasibility level engineering programs for the project.

Work will concurrently proceed with further environmental studies for the Galore Creek Environmental Assessment Report which is being completed by RTEC the joint company comprised of Rescan Environmental Services and the Tahltan Nation Development Corporation.

About the Galore Creek Project

The Galore Creek Project is located in Northwestern British Columbia west of the Cassiar Highway and 150 kilometers northeast of the tidewater shipping port of Stewart, British Columbia. NovaGold has an option to acquire a 100% interest in the Galore Creek gold-silver-copper project from subsidiaries of Rio Tinto plc and Anglo American plc.

NovaGold has an option agreement with Eagle Plains Resources Ltd. on the adjoining Copper Canyon property under which NovaGold may acquire up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Inc. under which NovaGold may acquire a 60% interest in the Grace claims. Including its claims staked in the surrounding area which it controls 100%, NovaGold controls 42,385 hectares or 104,735 acres in the district.

Item Six – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary, (604) 669-6227.

Item Nine – Date of Report

Executed this 18th day of January, 2005 at Vancouver, British Columbia by Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary.

News Release	AMEX, TSX Symbol: NG

Copper Canyon adds 2.8 Million Ounces Gold, 37 Million Ounces Silver and
1.1 Billion Pounds Copper to NovaGold’s Galore Creek Project

10 January 2005 – Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG)

Highlights

•
A significant new Inferred Category gold, silver and copper resource has been defined on the Copper Canyon property located 5 kilometers east of the main Central zone deposit at the Galore Creek Project in Northwestern British Columbia.

•
This new resource substantially expands the previously reported resources for Galore Creek. The Copper Canyon deposit remains open to expansion in all directions and at depth and further definition and expansion drilling is planned in 2005.

•
The independent resource estimate at Copper Canyon is the first of three new target area resource estimates currently in progress for the Galore Creek project. Initial resource estimates for the Junction and West Fork deposits, and an update on the main Central/Southwest deposit are anticipated to be completed during the remainder of the quarter.

2004 Drilling Defines New Gold, Silver and Copper Resource at Copper Canyon

A significant new Inferred Category resource estimate completed by independent engineering firm, Hatch Ltd. of Vancouver, B.C., Canada, shows that the Copper Canyon target at the Galore Creek project in Northwestern British Columbia contains over 2.86 million ounces of gold, 37.9 million ounces of silver and 1.16 billion pounds of copper at a 0.35% copper equivalent cut-off grade (CuEq)(1) (See Table 1 below). Copper Equivalent grades are based both on long-term average metal prices and estimated recoveries based on extensive metallurgical data from the adjacent Galore Creek Central/SW deposit. The estimate utilized a geologic model developed from the previously announced drilling at Copper Canyon during 2004 by NovaGold and historic results which had encountered significant widths of gold, silver and copper mineralization.

Table 1 : COPPER CANYON TARGET - INFERRED RESOURCE

Cutoff	Size	Grade				Million lbs.	Million Ozs	Million Ozs
CuEq(%)	M Tonnes	Cu (%)	Au (g/t)	Ag (g/t)	CuEq(%)	Cu	Au	Ag
0.35	164.8	0.35	0.54	7.15	0.74	1,160	2.86	37.91
0.50	116.1	0.41	0.64	8.30	0.87	950	2.39	30.98
0.70	63.0	0.50	0.86	10.21	1.11	625	1.73	20.68
1.00	29.2	0.65	1.14	13.03	1.45	381	1.07	12.23
1.30	15.6	0.83	1.32	15.70	1.72	258	0.66	7.87
Note: (1) Copper equivalent calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: Copper Recovery = (%Cu-0.06)/%Cu with a minimum of 50% and Maximum of 95%; Gold Recovery = (Au g/t – 0.14)/Au g/t with a minimum of 30% and Maximum of 80%; and Silver Recovery = 80%.

NovaGold may acquire up to an 80% interest in the Copper Canyon property under an option from Eagle Plains Resources (TSX-V: EPL). The property directly adjoins the main Galore Creek property and NovaGold is exploring Copper Canyon as part of its overall Galore Creek project.

The results from the 2004 drilling at Copper Canyon, combined with the earlier results, have defined a broad area of precious metal rich mineralization at least 700 meters by 400 meters which is open to expansion in all directions and at depth. The mineralization begins at surface continuing to as much as 300 meters depth and occurs as a roughly 100+ meter thick zone of disseminated chalcopyrite and pyrite hosted within an intrusive porphyry complex.

The new resource estimate was based on a three-dimensional geologic and mineralization model that integrates 6,850 meters (22,500 feet) of drilling in 21 core holes with a total of 4,749 assays. Grades for the block model were estimated using ordinary kriging procedures. Mineralization was composited on 6 meter intervals with high-grade samples capped based on lognormal probability plots. Due to the relatively widespread spacing of the drilling at Copper Canyon all resources in this estimate were classified as Inferred.

The drill program and sampling protocol were completed with oversight by qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by Hatch Ltd. The independent resource estimation by Hatch Ltd. was under the direction and oversight of qualified persons Gary Giroux and Robert Morris, Hatch Ltd., Vancouver, B.C., Canada. A detailed 43-101 compliant technical report will be completed on the resource estimate within 30 days.

New Target Resources Support Expansion of Galore Creek Preliminary Economic Assessment Base Case

The new inferred resource estimate for the Copper Canyon deposit is the first of three new target area resources underway for the Galore Creek project and demonstrates the continued potential to expand the known resources at Galore Creek. The Preliminary Economic Assessment completed in August, 2004 by independent engineering firm Hatch Ltd., did not include any mineralization from Copper Canyon, West Fork, or Junction target areas, all of which are anticipated to contain significant additional resources based on 2004 drill results. In addition to this new resource at the Copper Canyon target new resource estimates from the Junction, West Fork and main Central/Southwest deposits are anticipated to be completed during the remainder of the first quarter.

The definition of these new resources at Galore Creek are significant in that they support the expansion of the project parameters beyond the base case presented in the August 2004 Preliminary Economic Assessment study. The base case in that study showed that at a production level of 30,000 tonnes per day or 11 million tonnes per year, the Galore Creek project has the potential in the first 5 years of production to average 270,000 ounces gold, 1.8 million ounces silver and 200 million lbs copper annually at an average total co-product cash cost of $125/oz for gold and $0.49/lb copper which is in the lower quartile of producer costs. Based on the criteria presented in the study, each additional year of higher-grade throughput averaging 1 g/t gold and 1% copper adds US$175 million in annual operating cash flow using long term metal prices of $375/oz gold, $5.50/oz Silver and $0.90/lb copper increasing to over US$250 million in annual cash flow at recent prices of $425/oz gold, $6.50/oz silver and $1.35/lb copper. The company is very encouraged with results to date from Galore Creek and believe that continued work in 2005 will positively impact the rate of return for the project.

2005 Galore Creek Exploration and Development Program

Planning is currently underway for an expanded exploration and development program at Galore Creek in 2005. The exploration program is targeted to begin late-May continuing through fall with an increase to 8 core drills on site and a minimum of 50,000 meters (165,000 feet) of drilling in preparation for a Feasibility Study in 2006.

As part of the current work on the project, Hatch Ltd. has been retained to complete a Pre-Feasibility level study on Galore Creek that integrates the new resources from West Fork, Junction, Copper Canyon along with an updated main Central/Southwest deposit resource. The study will look at increased yearly production levels for the project and will refine estimates for capital and operating costs, as well as look in more detail at site layout, metallurgy, resource optimization scheduling, and development timelines. The results of this work will be available in the second half of 2005 and will guide the Feasibility level engineering programs for the project.

Work will concurrently proceed with further environmental studies for the Galore Creek Environmental Assessment Report which is being completed by RTEC the joint company comprised of Rescan Environmental Services and the Tahltan Nation Development Corporation.

About the Galore Creek Project

The Galore Creek Project is located in Northwestern British Columbia west of the Cassiar Highway and 150 kilometers northeast of the tidewater shipping port of Stewart, British Columbia. NovaGold has an option to acquire a 100% interest in the Galore Creek gold-silver-copper project from subsidiaries of Rio Tinto plc and Anglo American plc.

NovaGold has an option agreement with Eagle Plains Resources Ltd. on the adjoining Copper Canyon property under which NovaGold may acquire up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Inc. under which NovaGold may acquire a 60% interest in the Grace claims. Including its claims staked in the surrounding area which it controls 100%, NovaGold controls 42,385 hectares or 104,735 acres in the district.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, the Ambler project in partnership with subsidiaries of Rio Tinto and the Company’s Nome, Alaska Operations. NovaGold has 65.7 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.